NYSE
AN ICE EXCHANGE

April 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DIMENSIONAL ETF TRUST, under the Exchange Act of 1934:

- Dimensional Emerging Markets High Profitability ETF
- Dimensional Emerging Markets Value ETF
- Dimensional Emerging Markets Core Equity 2 ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com